RANDGOLD RESOURCE BASE BOOSTED BY INCREASED OUNCES AT NEW MINE

London, 1 April 2004 - London (RRS) and Nasdaq (GOLD) listed gold miner Randgold
Resources expanded its total attributable resources from 7.67 million ounces to
7.95 million ounces* in 2003 on the back of an increase from 4.26 million ounces to 5.32 million ounces at its Loulo project, currently being developed as a new mine.

The Company's annual resource and reserve declaration, published today, shows that the increase results from a deep drilling programme at Loulo which continues to prove the extensions of orebodies to depth. At the Yalea extension alone, indicated resources increased by more than half a million ounces. Deep drilling at Loulo is continuing and following the positive scoping study completed in 2002, a feasibility study focusing on the detailed planning and evaluation of underground mining of the Loulo 0 and Yalea orebody extensions is expected to be completed by the end of 2004.

The Company achieved a net gain in ounces for the year in spite of the decrease in resources at Morila due to depletion through mining and a re-estimation of the orebody gold content.

Chief executive Dr Mark Bristow said that Randgold Resources' growth strategy, in terms of which a wide and consistently renewed base of prospects at the bottom feeds a steady development process leading to production at the pinnacle, was designed to counter the natural consumption of mining assets. "As resources at Morila diminish through mining, we feed our portfolio by exploring satellite mineral deposits around the Morila, Loulo and Tongon deposits as well as looking for new prospects through aggressive exploration programmes which now cover some
9 000 square kilometres and six African countries," he said.

Despite the decrease in resources at Morila, the annual resource and reserve declaration still showed that the higher-confidence, measured resources at
Morila increased from 14% of the total at the end of 2002 to 40% of the total at the end of 2003 and that reserves in the proved category increased from 17% to
43%. "Morila remains a world class mine that offers Randgold Resources strong cash flow in the medium term, which it will invest in its future growth," said
Bristow.

Note:
* Resource and reserve estimates have been recalculated to exclude Syama, which was placed on care and maintenance in 2000 and is currently under option to
Resolute.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive     Financial Director     Investor & Media Relations
Dr Mark Bristow     Roger Williams         Kathy du Plessis
+44 779 775 2288    +44 779 771 9660       +27 11 728 4701
                                           Cell: +27 (0) 83 266 5847
                                           randgoldresources@dpapr.com

BACKGROUND ON RANDGOLD RESOURCES:
Randgold Resources (LSE:RRS) (Nasdaq:GOLD) is an international gold mining and exploration business focused in Africa, incorporated in the Channel Islands in
1995 and listed on the London Stock Exchange in 1997 and Nasdaq in 2002.

On 22 September 2003, Randgold Resources was accepted as a member of the FTSE
250 Index.

It has to date discovered the 7 million ounce Morila deposit in southern Mali, the plus 2 million ounce Yalea deposit in western Mali and the 3 million ounce
Tongon deposit in Cote d'Ivoire.

The Company successfully developed the Morila deposit into one of the world' s largest and highest-margin gold mines, which since it commenced production in
October 2000 has produced just over 2.5 million ounces at a total cash cost of approximately US$90 per ounce. The Company has commenced the development of a new mine at Loulo, with the open-pit operation scheduled to commence in July
2005. Feasibility study work on the underground potential to extend the life of the operation is continuing.

Randgold Resources has a prefeasibility project at Tongon in Cote d'Ivoire and a portfolio of prospective exploration projects in Mali, Cote d'Ivoire, Senegal and Tanzania.

Full information on the company is available on the website at
www.randgoldresources.com
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DISCLAIMER:
Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of
Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release. For a discussion on such risk factors, refer to the annual report on Form 20/F for the year ended 31 December
2002, which was filed with the Securities Exchange Commission on 27 June 2003.